SALEEN

American Supercars



saleen.com Corona, CA

Highlights

1. Founded by Steve Saleen, a legendary racer winner of many championships
2. Builder of the "Saleen Mustang" | "The Saleen S7, America's first supercar" | & "The Ford GT"
3. 43 year history with Ford Motor Company
4. 40,000+ high-performance cars produced and sold
5. World-class team members from McLaren, Ferrari and Rivian
6. 25 patents in vehicle design, engineering, and manufacturing
7. $617B luxury-performance market, exploding past $1 trillion by 2030

Team



Steve Saleen Founder SPV Voting Proxy

Steve Saleen is our founder and CEO. A championship-winning race driver turned manufacturer, he built the Ford GT for Ford Motor Company, holds 25 patents across vehicle design, engineering, and production, and earned a business degree from USC.



Charles Arzubiaga Vice President of Finance

Charles Arzubiaga brings 35+ years of accounting and finance experience across private and public companies, primarily in manufacturing and distribution as a department head and team leader. He holds a Business Economics degree from UC Santa Barbara.



Neil Hannemann Board Member

Neil Hannemann sits on Saleen's board. He was Chief Engineer for the Ford GT and spent nearly 20 years at Chrysler, where he engineered the Dodge Viper and ran the Viper GTS/R racing and Dodge NASCAR programs. He later built supercars at McLaren.



Frederic Blum Vice President of Retail and Sales

Fred Blum is VP of Retail and Sales at Saleen. He previously served as President of US Automotive International and as Executive Director of Aljomaih Automotive. He holds a business degree from the University of Minnesota.



Michael Deschenes Board Member



Michael Deschenes sits on Saleen's board. He spent over 37 years as an executive in the automobile industry, most recently as Managing Director of Rampage Products, a Jeep accessory company, from 2006 to 2016.



Werner Gruber Vice President of Design

Werner Gruber is Vice President of Design at Saleen Automotive. He began his career at Pininfarina, then spent nine years at Ferrari as senior lead exterior designer of the LaFerrari, FXX-K and Portofino. He joined Saleen in 2019 to design the S1 and S11.

Memo

From Ford to the Future

While the Saleen S1 is brand new, the Saleen business is far from new.

We have a 43-year history with the Ford Motor Company, designing, developing, manufacturing, and selling high-performance vehicles based on the chassis of the Ford Mustang, Ford F-150, and Ford Bronco. These vehicles are the Saleen Signature Series, and they generate the majority of our revenue today.

Most new car companies fail at manufacturing. The Saleen Original Series has already done it at scale. Steve Saleen oversaw the entire development, certification and manufacturing for the Ford GT from 2002 to 2006, producing over 4000 units. From 2000 to 2007, the Saleen S7 was the fastest production car in the world. In racing trim, the S7 went on to win over 100 professional races and its class at the 24 Hours of Le Mans.

Saleen is led by Steve Saleen, who is recognized worldwide for his expertise in specialized vehicle manufacturing, vehicle certification processes, and mass customization. He has been an inventor to 25 patents across multiple facets of automobile design, development, and manufacturing, and was inducted into the Mustang Hall of Fame and Legends of Auto.


SALEEN S7
LEGACY MEETS
PERFORMANCE
Winning Saleen S7 at the 24 Hours of Le Mans


FORD
GT

What We Build Today

The 2026 Saleen 302 Mustang – Modern Muscle

This car is where the Saleen legend was created. Based on the Ford Mustang and offered in three models across coupe and convertible configurations, the 302 lets an owner choose their own performance preference. The White Label delivers 490 horsepower from a naturally aspirated 5.0L V8, the Yellow Label 775 supercharged horsepower, and the Black Label 850 supercharged streetable horsepower. Every 302 includes Racecraft suspension, Saleen braking systems, a high performance Alcantara interior, and the latest aerodynamics.


302 MUSTANG


UP TO
HORSEPOWER
850
BLACK LABEL EDITION
AVAILABLE IN THREE ENGINE OPTIONS
GEN 5 RACECRAFT® SUSPENSION
SALEEN BRAKES
SALEEN ALLOY WHEELS

The 2026 Saleen SportTruck – Power Meets Utility

Saleen builds the SportTruck on a Ford F-150 chassis, in on-road ST or off-road XR variants, without sacrificing utility. The line traces back to 1987, when Saleen dominated the SCCA Racetruck Challenge with 49 wins and a championship title. Every SportTruck leaves our facility with Racecraft suspension, Saleen alloy wheels with high-performance tires, leather interior and a naturally aspirated or supercharged 5.0L V8 producing up to 775 horsepower in the Black Label edition. Aero dynamics on the Street versions add a race-inspired rear diffuser and Saleen-engineered side skirts.


SPORT TRUCK
2026
UP TO
HORSEPOWER
775
BLACK LABEL EDITION


2026
XRs
OFF-ROAD
AVAILABLE IN THREE ENGINE OPTIONS
GEN 5 RACECRAFT® SUSPENSION
SALEEN BRAKES
SALEEN ALLOY WHEELS

What's Next: The Saleen Original Series

The Saleen Original Series is the other half of the business, and it is entirely ours. These vehicles are designed, developed, and produced in-house by Saleen Automotive, which means we own the product and the margin.

Seeing the need for a true Driver's Car, Steve Saleen and team started with a clean sheet of paper. Drawing on 40 years of racing, they built the S1 around a Saleen-designed high-output turbocharged inline-four producing 450 horsepower, lightweight carbon fiber body that brings curb weight down to just 2,700 pounds, hundreds of pounds lighter than a typical sports car, and a 42F/58R weight balance tuned on track. The result is a mid-engine sports car engineered to perform on the road and the circuit alike.

Saleen S1:





The S1 already has a proven track record. Saleen ran its own dedicated race series, the Saleen Cup, with a full grid of 20 S1 race cars competing at iconic racetracks across the US. S1 race cars have also competed independently in other race series, winning individual races.


SALEEN

Saleen S1 at Portland International Raceway, Oregon

Saleen S1 Intro:


0:00 / 1:44

Next Up: The S11 — Our Next Supercar, In Clay and On Display Today

The Saleen S11 is our next supercar, currently in development. The full-size clay model is in development and on display at the LeMay – America's Car Museum.


THE DESIGN PROCESS OF A SUPERCAR
S11





We Already Own the Hardest Thing to Build: Distribution

We believe Saleen has a significant advantage in the marketplace over new competitors because of our existing distribution channels.

We've established a dealership network of selected Ford dealers (Saleen Signature Series) and are continuously expanding as needed. By utilizing these dealers, Saleen has direct access into an existing customer base and provides sales, service and warranty throughout the US.

We also plan to open additional Saleen Premiere dealerships specifically aimed at marketing the Saleen Original Series. Much like the Ford dealers, these are full service dealers that offer financing, service, and warranty.



Saleen Dealership in Irvine, California

Beyond dealerships, Saleen is opening up new stores, expanding on its 3e Center concept — direct-to-consumer showrooms where 3e stands for Entertain, Educate, and Experience. Open to people from all walks of life, each store immerses visitors in the full Saleen brand: the cars, the racing heritage, and the lifestyle, giving Saleen a direct retail channel and a new way to turn enthusiasts into owners.

A $1 Trillion Market by 2030 — And We're Already Selling Into It

The luxury premium performance market was worth $617 billion in 2022 and is projected to grow 6.9% annually, surpassing $1 trillion by 2030.

Our brand recognition and reputation position us to seize this growth as we expand our product lines, grow our brand presence, and introduce new models.


SALEEN
U.S. LUXURY CAR MARKET
2022
2030
$617 BILLION
$1 TRILLION
IN 2022
VALUED AT OVER
$617
BILLION
PROJECTED
6.9%
ANNUAL GROWTH
2023-2030
SALEEN'S STRONG BRAND PRESENCE AND REPUTATION POSITION IT TO SEIZE THIS GROWTH, EXPANDING OUR PRODUCT LINES AND INTRODUCING NEW MODELS LIKE THE SALEEN S1 AND ORIGINAL SERIES."

The plan is simple: grow the dealer network selling our Signature Series today, and scale the Original Series led by the S1. We project total revenue growing from roughly $12M in 2026 to over $225M by 2030, more than doubling on average each year, with the S1 becoming the primary driver as production ramps. The chart below shows the full picture.


Saleen Revenue Projection
Signature Series (Mustang, Truck, Bronco)
Original Series (S1, S11, S7)
Revenue
$250M
$200M
$150M
$100M
$50M
$0M
$12.3M
$36.8M
$102.5M
$158.0M
$226.8M
2027
2028
2029
2030
2031
Forward-looking projections are estimates and cannot be guaranteed. Last updated 2026. Assumes corresponding fundraising is completed.


Saleen Vehicle Sales Projection
Signature Series (Mustang, Truck, Bronco)
Original Series (S1, S11, S7)
Units
2,500
2,000
1,500
1,000
500
0
262
625
100
525
1,078
278
800
1,630
530
1,100
2,210
835
1,375
2027
2028
2029
2030
2031
Forward-looking projections are estimates and cannot be guaranteed. Last updated 2026. Assumes corresponding fundraising is completed.

Invest in a Legacy, Fuel the Future

This round of investment will support progress on Saleen's next-generation platforms, including the anticipated S1 supercar and S11 supercar, the launch of Saleen 3e Centers, and continued brand and dealer network growth.

An investor in Saleen is not investing in a new car series alone. They are investing in a company already generating revenue through its history with Ford Motor Company, with a 43-year history of racing and manufacturing behind it, and a stake in the Saleen Original Series ahead of it.

This is a rare opportunity to be part of an American icon's latest chapter. Join us as we continue to redefine the future of high-performance automotive excellence.

(In celebration of our launch, we're offering an additional 20% bonus on the first $100K raised.)

Invest in Saleen today: http://wefunder.com/saleen/invest